Exhibit 99.10

LETTER OF CONSENT
Frederick Carl Edmunds, P. Geo.
Exploration Manager,
Northgate Minerals Corporation

I consent to the inclusion in this annual report on Form 40-F of Northgate Minerals Corporation (the “Corporation”) dated March 30, 2010 (including all exhibits, the "Annual Report") which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the "Revised Mineral Reserve and Resources, Kemess North Project”, dated May 2, 2005, and the report entitled “NI 43-101 Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario” dated August 27 2009, and the report entitled “Technical Report for Underground and Open Pit Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario” dated January 23 2009 (collectively the "Technical Reports").

I also consent to the incorporation of the references to my name and the use of the Technical Reports in the Annual Information Form of the Corporation, which is included in the Annual Report.

March 30, 2010

By:  /s/Carl Edmunds

Frederick Carl Edmunds, P. Geo.
Exploration Manager
Northgate Minerals Corporation